UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On October 13, 2016, Rosetta Genomics, Ltd. (the “Company”) received a staff deficiency letter from The Nasdaq Stock Market (“Nasdaq”) notifying the Company that for the past 30 consecutive business days, the closing bid price per share of its ordinary shares was below the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market, as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). As a result, the Company was notified by Nasdaq that it is not in compliance with the Bid Price Rule. Nasdaq has provided the Company with 180 calendar days, or until April 11, 2017, to regain compliance with the Bid Price Rule. This notification has no immediate effect on the Company’s listing on the Nasdaq Capital Market or on the trading of the Company’s ordinary shares.

To regain compliance with the Bid Price Rule, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during the 180 day grace period. If the Company’s ordinary shares do not regain compliance with the Bid Price Rule during this grace period, it may be eligible for an additional grace period of 180 calendar days provided that the Company satisfies Nasdaq’s initial listing standards for listing on The Nasdaq Capital Market, other than the minimum bid price requirement, and provides written notice to Nasdaq of its intention to cure the delinquency during the second grace period. If the Company does not regain compliance during the initial grace period and is not eligible for an additional grace period, Nasdaq will provide written notice that the Company’s ordinary shares are subject to delisting from The Nasdaq Capital Market. In that event, the Company may appeal such determination to a hearings panel.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 13, 2016	By:	/s/ Ron Kalfus

Ron Kalfus Chief Financial Officer